September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Caroline Kim

Re:	Diamondback Energy, Inc. Amendment No. 1 to Registration Statement on Form S-4/A Filed August 14, 2014 File No. 333-194567
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the telephonic comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 4, 2014 (the “Telephonic Comment”) with respect to Amendment No. 1 to the Registration Statement on Form S-4/A filed by the Company with the Commission on August 14, 2014 (“Amendment No. 1”). In the Telephonic Comment, the Staff requested that the Company amend its Registration Statement on Form S-4, filed by the Company with the Commission on March 14, 2014 (the “Initial Registration Statement”), as amended by Amendment No. 1 (together any subsequent amendments, the “Registration Statement”), to include a revised legality opinion that references an updated list of subsidiary guarantors that guarantee the Company’s securities covered by the Registration Statement and are co-registrants for purposes of the Registration Statement. The Initial Registration Statement contained a legality opinion filed as Exhibit 5.1 thereto that included Viper Energy Partners LLC (“Viper LLC”) as a subsidiary guarantor.
In response to the Telephonic Comment, the Company has enclosed a copy of Amendment No. 2 (“Amendment No. 2”) filed by the Company with the Commission on the date hereof for the sole purpose of amending Part II of the Registration Statement to file an amended legality opinion (Exhibit 5.1) and related consent of counsel (Exhibit 23.1) to reflect the removal of Viper LLC as a guarantor of the securities covered by the Registration Statement.

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
September 12, 2014

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer and
Senior Vice President
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP